INVEST IN **KACHINGA**

Helping Parents Raise Financially Smart Kids


KACHINGA IS BRINGING
FINANCIAL LITERACY
TO THE NEXT GENERATION
EARN
Teach the value of money & hard work
SAVE
Build good money habits for life
GIVE
Share the joy of helping others
SPEND
Empower hands-on learning while maintaining control
kachinga
DEBIT
Kachinga Prepaid Mastercard®

kachinga.com San Francisco CA

Technology | Software | Fin Tech | Education | Social Impact

LEAD INVESTOR

Erick Watson Fund Organizer; Kachinga Fund, A Series of Assure Labs 2020, LLC, A Delaware Limited Liability Company

The Seattle Angel Conference (SAC) is a semiannual investor-driven event, designed to increase angel investment capacity. SAC is operated as a non-profit to teach investors for-profit angel investing techniques. During each conference a diverse group of seasoned and novice angel investors work together to create a new fund, engage in thorough due diligence of 50+ startups under consideration, and ultimately award their pooled investment dollars to one or more of the presenting finalists. We are delighted to invest in Kachinga as one of our SAC 18 presenting finalists!

Invested $56,183 this round

Learn about Lead Investors

OVERVIEW | DETAILS | UPDATES | WHAT PEOPLE SAY 5 | ASK A QUESTION 2

Highlights

1. CFO raised > $300M & led them to successful exits including IPO
2. Over 25% growth Week over Week
3. Raised over $450,000 since founding
4. $91B spent annually by kids in US
5. Estimated cash flow positive in < 18 months
6. Only solution with data-driven personalized financial literacy guidance & insights

Our Team



John McIntyre Co-founder

Serial entrepreneur Have grown companies from start-up to $30M+ ARR



John Zdanowski CFO

20+ years with consumer & financial start-ups Raised > $300M & led successful exits including IPO



Elaine Werffeli Chief Analytics Officer

Customer acquisition expert Former Dir. of marketing sciences at MSFT



Mike Shane CTO

Expert in consumer & financial apps Built & leads dev team of 100+ in Philippines



Paul Lee IA Architect

ML/AI/IA technology expert Former chief market analyst for MSFT

Bill Bulter CEO (part time)

We are facing a Financial Literacy Crisis.

In the US, 74% are living paycheck to paycheck, ⅓ don't have any retirement savings, and 3 out of 5 can't cover a $1,0000 emergency. At the same time, only 6 states require financial literacy class in school and most parents lack the time or knowledge to properly teach their kids.



We Are Facing a Financial Literacy Crisis
74%
of people in US are living paycheck to paycheck
33%
have $0 saved for retirement
60%
can't cover $1,000 emergency
AND YET
ONLY 6 STATES
Require a financial literacy class
MOST PARENTS
lack the time, knowledge & confidence to teach their kids
Sources: National Endowment for Financial Education, BankRate, Council for Economic Education, GoBankingRate
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

Peace of mind for parents. Financial independence for kids.

Our mission is to bring financial literacy to the next generation by helping parents teach their kids to be smart with money. Kachinga provides an allowance, chore & savings management app for kids, a secure debit card with parental controls that offers young teens real world money experience, and personalized guidance for parents trying to educate their kids.



Teaching Kids the Smart Way to Manage Money
EARN
SAVE
GIVE
SPEND
• One-time or recurring money transfers
• Empower kids to earn money inside & outside the home while allowing parents to track
• Set near & long-term savings goals
• Allow family & community to contribute to kids' savings goals
• Donate to the causes kids care about
• Enable family & community to match contributions
• Track where the $ goes with real-time spend notifications
• Set limits for or block stores/categories
Helping kids get what they want, while learning what they need
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

Our Team

We have a team of experienced and successful entrepreneurs. John McIntyre (CEO) has built 3 SaaS companies from start-up to $30M+ in ARR. John Zdanowski (CFO) has 20+ years in financial startups and has raised more than $300M, leading companies to successful exits including an IPO.

Sightly | Microsoft | FILAM | GENERAL ASSEMBLY | market leader.

Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

Growing Rapidly

Since launching the Kachinga on the app store publicly in August, we've seen a dramatic 25% growth rate week over week.



Early Traction Demonstrates Demand
Cumulative Users by Week
184
295
500
697
873
1,068
1,261
1,474
1,652
1,840
2,066
2,308
2,556
8/22 8/29 9/5 9/12 9/19 9/26 10/3 10/10 10/17 10/24 10/31 11/7 11/14
Virtual Money Users
Real Money Users
25%
Week over Week Growth
50%
Avg Saving Rate

The Market

With over 33M US families with children under 18, Kachinga offers a unique value proposition to tap into the $91B spent annually by kids in the US.


Lead Shift Of Massive Market From Cash To Digital
$91B
Spent by US kids annually
33M
US families with kids <18
Total Addressable Market
22M
Families go digital
Serviceable Addressable Market
647k
Families choose Kachinga
Serviceable Obtainable Market
< 3% of SAM
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

Augmented Intelligence Drives Differentiation

One of the greatest strengths of Kachinga over competitors is our data-driven personalized guidance and insights for parents.


Only Solution With Data-Driven Personalized Guidance
Current digital competitors represent <5% of serviceable addressable market
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

	kachinga	goalsetter	GREENLIGHT	jassby	gohenry	ROOSTER MONEY
Debit card for kids w/parent controls	☺	☺	☺	✗	☺	✗
Early age child engagement w/free option	☺	☺	✗	☺	✗	☺
Extended family & community model	☺	☺	☺	✗	✗	✗
Financial education outcome focus	☺	☺	✗	✗	✗	✗
Data-driven personalization & insights	☺	✗	✗	✗	✗	✗
Headquarters	US	US	US	US	UK	UK


Augmented Intelligence Drives Differentiation
Financial Education
Answer parents' questions
Guide decisions about allowance, chores, savings goals & more
"What chores & savings goals are appropriate for my child?"
Identify teaching moments
Notify parents of opportunities to teach critical money lessons
Child's below average savings rate generates parent prompt with recommendations on how to improve
Parents & experts helping parents
Connect experts & parents with other parents facing challenges to share practical advice
"My child spends more than she earns, what should I do?"
Personalization & Insights
Identify trends & behaviors
Proactively share progress & comparison of child's money habits
"How do my child's spending habits compare to others?"
Drive measurable results
Deliver most impactful advice based on child behavior & family dynamics
Use earn, spend & save history along with quiz results to correlate behavior/knowledge impact of specific advice
Improve financial education
Help experts learn what advice works best to support financial literacy
Use feedback of what advice works for whom to advance development of guidance/education
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

Path to Profitability

Kachinga is currently generating revenue by a $36/child per year subscription to the Real Money secure debit card. Future pathways to monetization include sponsorships, retail partnerships, channel sponsorships (education orgs, credit unions), and other financial services. We estimate being cashflow positive in less than 18 months.


Compelling Financial Forecast
Annual Revenue ($000)
$2M
$11M
$32M
$77M
Profit & Loss ($000)
Property of Kachinga, Inc., 2020 | Private & Confidential | kachinga

	2020	2021	2022	2023	2024
Revenue	**4**	**1,480**	**11,639**	**35,649**	**72,463**
Gross Profit	**(12)**	**198**	**6,201**	**25,800**	**56,077**
Engineering	244	613	2,655	5,616	8,624
Sales & Marketing	56	1,693	6,085	13,391	25,169
G&A	12	262	1,794	4,396	7,918
Operating Expense	**312**	**2,568**	**10,534**	**23,402**	**41,710**
Net Income	**(323)**	**(2,369)**	**(4,334)**	**2,398**	**14,710**
Investments	750	0	5,000	0	0
Cash	742	189	5,395	13,746	34,946
Subscribers (000)	2	88	317	647	1,029
Total Users (000)	9	337	1,214	2,478	3,942

Note: this slide contains forward looking projections which cannot be guaranteed.

Downloads

Kachinga Investor Pitch 2020.11.17.pdf